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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69448

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/22___ AND ENDING ___3/31/23___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BAILLIE GIFFORD FUNDS SERVICES LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__CALTON SQUARE, 1 GREENSIDE ROW__
(No. and Street)

__EDINBURGH__	__UK__	__EH1 3AN__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__JANICE PARISE__	__(212) 751-4422__	__JParise@dfppartners.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Citrin Cooperman & Company, LLP__
(Name – if individual, state last, first, and middle name)

__290 West Mt. Pleasant Avenue__	__Livingston__	__New Jersey__	__07039__
(Address)	(City)	(State)	(Zip Code)

__11/02/2005__	__2468__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID SALTER _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BAILLIE GIFFORD FUNDS SERVICES LLC _____, as of 3/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20 26

Notary Public

Signature:

DocuSigned by:

A5D9AEA69448447...

Title:
CHIEF EXECUTIVE OFFICER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BAILLIE GIFFORD FUNDS SERVICES LLC

Statements of Financial Condition

March 31, 2023 and 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

BAILLIE GIFFORD FUNDS SERVICES LLC

Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management
Baillie Gifford Funds Services LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Baillie Gifford Funds Services LLC as of March 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Baillie Gifford Funds Services LLC as of March 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Baillie Gifford Funds Services LLC's management. Our responsibility is to express an opinion on Baillie Gifford Funds Services LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Baillie Gifford Funds Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Baillie Gifford Funds Services LLC's auditor since 2022.
Livingston, New Jersey
May 22, 2023

BAILLIE GIFFORD FUNDS SERVICES LLC

Managers' and Company Information

Managers:	L Archibald (Chair)
	D Salter
	K Hamilton
	S Quinn
	M Saliba
Officers:	J D Parise (Financial & Operations Principal)
Bankers:	Lloyds Bank plc
	City Branch
	PO Box 72
	Bailey Drive
	Gillingham
	ME8 0LS
	HSBC Bank USA N.A.
	452 5th Ave
	New York
	NY 10018
Registered Office:	Corporation Service Company
	251 Little Falls Drive
	Wilmington
	DE 19808
	USA
Principal Office:	Calton Square
	1 Greenside Row
	Edinburgh
	EH1 3AN
UK Company Number:	FC031788
UK Establishment Registered Number:	BR016858
US (Delaware) Registered Number:	5482323

BAILLIE GIFFORD FUNDS SERVICES LLC

Statements of Financial Condition

March 31, 2023 and 2022

		2023		2022
Assets				
Cash	$	3,167,598	$	2,399,019
Prepayments		158,094		94,588
Due from affiliates		3,801		-
Total assets	$	3,329,493	$	2,493,607
Liabilities and member's equity				
Accounts payable and accrued expenses	$	7,525	$	7,203
Due to Parent		239,903		63,434
Due to affiliates		55,076		85,433
Income taxes payable		83,103		49,196
Total current liabilities		385,607		205,266
Member's equity				
Common units 100,000 shares, par value $1		100,000		100,000
Retained earnings		2,843,886		2,188,341
Total member's equity		2,943,886		2,288,341
Total liabilities and member's equity	$	3,329,493	$	2,493,607

Accompanying notes on pages 6-10 are an integral part of these financial statements.

The financial statements were approved by the Board of Managers on May 22, 2023, and signed on its behalf by:

DocuSigned by:
A5D9AEA69448447...

D W Salter
Manager
Company Number FC031788

BAILLIE GIFFORD FUNDS SERVICES LLC

Notes to the Statements of Financial Condition

March 31, 2023 and 2022

1)   Nature of Business

Baillie Gifford Funds Services LLC (the "Company") is a wholly owned subsidiary of Baillie Gifford Overseas Limited ("BGO" or the "Parent"), a wholly owned subsidiary of Baillie Gifford & Co. ("BGC") and is economically dependent on its Parent to sustain its operations. The Company was formed on February 14, 2014 as a limited liability company in Delaware, USA to act as distributor of securities managed and advised by BGO. On March 2, 2015, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

The primary business of the Company is to act as general distributor of Baillie Gifford US Mutual Public Offer Funds (the "Funds"), which are Open Ended Investment Companies registered under the Investment Company Act of 1940 and registered under the Securities Act of 1933. The Company does not hold funds or securities for, or owe money or securities to, customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. The Funds were registered under the Securities Act of 1933 with the SEC. Registration was granted on April 2, 2015.

The Company also acts as distributor of private investment funds (the "BG Private Funds") sponsored and advised by BGO and/or its affiliates that are not registered under the Securities Act of 1933. The Company is also registered, in the UK, under the Companies Act 2006 as having a UK Establishment, given at Companies House on February 14, 2014.

BAILLIE GIFFORD FUNDS SERVICES LLC

Notes to the Statements of Financial Condition (continued)

March 31, 2023 and 2022

2)   Summary of Significant Accounting Policies

a)   Basis of Presentation

The Company's financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"), which require management to make estimates and assumptions and that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates. Functional and presentational currency is deemed to be US dollars ("USD").

b)   Related Party Transactions

On February 27, 2015, the Company and BGO entered into an Expense Sharing Agreement. In accordance with the Expense Sharing Agreement, the Company will reimburse BGO on a monthly basis for a proportional share of costs borne by BGO in relation to activities performed by staff working for the Company.

In addition, the Expense Sharing Agreement incorporates the services the Company provides to BGO. A placement services fee equivalent to all of the Company's expenses, excluding financing costs, is charged to BGO on a monthly basis including a mark-up of 10%.

c)   Concentration of Credit Risk

The Company maintains its cash accounts in two commercial banks. The Company does not consider itself to be at risk with respect to its cash balances which at times may exceed Federally insured levels.

3)   Amount due from Parent

In accordance with the Expense Sharing Agreement, there is $400,249 and $11,316 due from BGO to the Company as of March 31, 2023 and 2022 respectively, which is included net in Due to Parent on the Statements of Financial Condition. This is due to the year-end calculated placement service fee exceeding the payments on account received from BGO during the year as explained in note 2b.

Notes to the Statements of Financial Condition (continued)

March 31, 2023 and 2022

4)   Amount due to Parent

In accordance with the Expense Sharing Agreement, certain costs borne by BGO are to be reimbursed by the Company. These costs are then subsequently recharged back to BGO with a mark-up of 10%. $640,152 and $74,750 is due to BGO from the Company as of March 31, 2023 and 2022 respectively; this amount is included net in Due to Parent on the Statements of Financial Condition. This is due to year-end calculated costs borne by BGO due for reimbursement exceeding the payments on account paid to BGO by the Company during the year as explained in note 2b.

5)   Affiliated Parties

The Company derives substantially all of its revenue by acting as the general distributor of the Funds and providing sales and marketing services to BGO. Expenses incurred are recharged with a mark-up. $51,275 and $85,433 of expenses paid by affiliates on behalf of the Company is due back to affiliates as of March 31, 2023 and 2022 respectively.

6)   Income Taxes

The Company was organized as a single-member limited liability company but elected to be treated as a corporation for federal and state tax purposes. The Company files its federal and state income tax returns, where applicable, on a corporate basis. The tax years that remain subject to examination by the tax authorities are 2020 through 2022.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income.

Notes to the Statements of Financial Condition (continued)

March 31, 2023 and 2022

6) **Income Taxes (continued)**

The Company records liabilities for uncertain tax filing positions in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are re-evaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

The Company's policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items as interest expense and operating expense, respectively. No significant interest or penalties have been recorded during the years ended March 31, 2023 and March 31, 2022, respectively.

7) **Off-Balance Sheet Risk and Credit Risk**

The Company acts as general distributor of the Funds and BG Private Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. There is no off-balance sheet risk associated with these transactions as customers will deal directly with the Funds and the Company does not hold or transfer customer funds.

8) **Other Risk Factors**

As the impact of Coronavirus has declined, BGFS has re-emphasised the importance of physical interactions with colleagues and clients while also incorporating the flexible working benefits experienced through the remote working culture adopted throughout the pandemic. We have therefore seen increased face-to-face marketing activity and supervision over the year following the easing of restrictions, resulting in less disruption than previous years.

BAILLIE GIFFORD FUNDS SERVICES LLC

Notes to the Statements of Financial Condition (continued)

March 31, 2023 and 2022

9) **Commitments and Contingencies**

In the ordinary course of business, various claims and lawsuits may be brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

10) **Net Capital Requirement**

As a FINRA registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 6 2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, The Company had net capital of $2,780,966, which was $2,755,259 above its required net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 0.13866 to 1 at March 31, 2023.

11) **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2023, and through May 22, 2023, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2023.

12) **Recent Events Relating to the Disruption in the U.S. Banking System**

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy, which may include limits on access to short-term liquidity in the near term or other adverse effects. As disclosed in Note-2, the Company maintains cash amounts in excess of federally insured limits in the aggregate amount of $2.9 million, as of March 31, 2023, and has certain concentrations in credit risk that expose the Company to risk of loss if the counterparty is unable to perform as a result of future disruptions in the U.S. banking system or economy. Given the uncertainty of the situation, the related financial impact cannot be reasonably estimated at this time.